UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed by Puyi Inc. as an amendment to the Form 6-K dated January 25, 2024 (the “Original Form 6-K”). The purpose of this Form 6-K/A is to update the proposed Chinese name from 华普控股集团有限公司to 华普财富集团有限公司 in the exhibit 99.2 and 99.3 on this Form 6K/A from the Original Form 6-K.

EXHIBIT INDEX

Number		Description of Document
99.1	–	Press Release
99.2	–	Notice of Extraordinary General Meeting
99.3	–	Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUYI INC.

By:	/s/ Ren Yong
Name:	Ren Yong
Title:	Chairman of the board, Chief Executive Officer

Date: February 5, 2024

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